Exhibit 99.16

FOURTH SUPPLEMENTAL INDENTURE, dated as of April 16, 2025 (this “Supplemental Indenture”), among Rogers Communications Inc., a corporation organized under the laws of the Province of British Columbia (hereinafter called the “Company”), Rogers Communications Canada Inc., a corporation organized under the laws of Canada (hereinafter called “RCCI”), and The Bank of New York Mellon, a New York banking corporation, as trustee (hereinafter called the “Trustee”).

W I T N E S S E T H

WHEREAS, there has heretofore been executed and delivered an indenture, dated as of April 30, 2002, between Rogers Cable Inc. (“Cable”) and JPMorgan Chase Bank, as original trustee (“JPM”), as amended by the first supplemental indenture thereto dated as of December 31, 2003, by and among Cable, Rogers Cable Communications Inc. and JPM, as further amended by the second supplemental indenture thereto dated as of June 29, 2007, by and among Cable, Rogers Cable Communications Inc. and the Trustee (as successor to the original trustee) and as further amended by the third supplemental indenture thereto dated as of April 3, 2023, by and between the Company and the Trustee (collectively, the “Indenture”), pursuant to which the outstanding 8.750% Senior Second Priority Debentures due 2032 (the “Securities”) of the Company are issued, which Securities constitute “Securities” as that term is defined in the Indenture;

WHEREAS, Section 903 of the Indenture provides that, upon delivery to the Company and the Trustee of an Act of the Holders of not less than a majority in principal amount of the Outstanding Securities, the Company (when authorized by a Board Resolution) and the Trustee may enter into one or more indentures supplemental to the Indenture for the purposes of, among other things, changing in any manner any of the provisions of the Indenture;

WHEREAS, the Board of Directors of the Company has authorized and approved the execution and delivery of this Supplemental Indenture;

WHEREAS, Holders of a majority in principal amount of the Outstanding Securities, on or prior to the date hereof, have consented to the amendment to the Indenture set forth herein and a written notice of an Act of such Holders has been delivered;

WHEREAS, the Company and RCCI have complied with all conditions precedent provided for in the Indenture relating to this Supplemental Indenture; and

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are acknowledged by the parties hereto, the parties hereto agree as follows:

ARTICLE ONE
INTERPRETATION

SECTION 101. EFFECT OF SUPPLEMENTAL INDENTURE

This Supplemental Indenture shall become effective and binding on the Company, RCCI, the Trustee and every Holder of the Securities heretofore or hereafter authenticated and delivered under the Indenture, upon the date on which it is executed by the Company, RCCI and the Trustee; provided, however, that the amendment set forth in Article Two hereof shall become operative automatically on the date on which the Company pays to the Depositary the aggregate Consent Fee (as defined in the consent solicitation statement, dated as of April 4, 2025 (the “Consent Solicitation Statement”) owed to consenting Holders of the Securities in accordance with the terms and conditions set forth in the Consent Solicitation Statement (the “Amendment Operative Date”).

At all times on and after the Amendment Operative Date, the Indenture shall be amended and supplemented in accordance herewith. Each reference in the Indenture to “this Indenture,” “hereunder,” “hereof,” or “herein” shall mean and be a reference to the Indenture as amended and supplemented by this Supplemental Indenture unless the context otherwise requires. The Indenture as amended and supplemented by this Supplemental Indenture shall be read, taken and construed as one and the same instrument, and every Holder of Securities heretofore or hereafter authenticated and delivered under the Indenture shall be bound thereby.

In the event of a conflict between any provisions of the Indenture and this Supplemental Indenture, the relevant provision or provisions of this Supplemental Indenture shall govern.

SECTION 102. INDENTURE REMAINS IN FULL FORCE AND EFFECT.

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this Supplemental Indenture, shall remain in full force and effect.

SECTION 103. INCORPORATION OF INDENTURE.

All the provisions of this Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture; and the Indenture, as supplemented and amended by this Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

SECTION 104. DEFINITIONS.

Capitalized terms used herein without definition shall have the meanings assigned to them in the Indenture.

ARTICLE TWO
AMENDMENT

SECTION 201. AMENDMENT.

A new Section 121 is hereby added to the Indenture as follows:

“Section 121. For greater certainty, and notwithstanding anything to the contrary set forth in this Indenture or the Securities, the Subsidiary Equity Investment (i) is not, and shall not be, subject to (and, accordingly, will not be prohibited by) any of the covenants in Section 1008 (Limitation on Debt), Section 1009 (Limitation on Senior Debt), Section 1010 (Limitation on Restricted Payments), Section 1011 (Limitation on Investments), Section 1012 (Limitation on Liens), Section 1013 (Limitation on Management Fees), Section 1014 (Transactions with Affiliates) Section 1015 (Restricted Subsidiaries), Section 1016 (Disposition of Proceeds of Asset Sale), Section 1017 (Limitation on Secured Debt), Section 1018 (Limitation on Sale and Leaseback Transactions), Section 1019 (Limitation on Restricted Subsidiary Debt) or Article Eight (Amalgamation, Consolidation, Merger, Conveyance, Transfer or Lease) of this Indenture (collectively, the “Negative Covenants”), (ii) does not, and shall not, reduce or deplete the capacity or amount available under any exception to any of the Negative Covenants and (iii) does not, and shall not, constitute a Default or Event of Default under this Indenture or the Securities.

For purposes hereof, “Subsidiary Equity Investment” means the entry into, consummation, creation, assumption, incurrence, guarantee, existence, ongoing administration and performance of any or all of the transactions and obligations contemplated by any or all of (i) the Subscription Agreement, dated as of April 4, 2025, among Rogers Communications Inc., Rogers Communications Canada Inc., Backhaul Network Services Inc. and Maple Connect Issuer LP (the “Subscription Agreement”) and (ii) the Company USA, the Contribution Agreement, the Management Services Agreement, the Backhaul Services Agreement, the IRU Agreement and the RCI Demand Promissory Notes (in each case as defined in the Subscription Agreement), in the case of clauses (i) and (ii), as the same may be amended, supplemented, waived or otherwise modified from time to time.”

ARTICLE THREE
MISCELLANEOUS

SECTION 301.  TRUSTEE’S ACCEPTANCE

The Trustee hereby accepts this Supplemental Indenture and agrees to perform the same under the terms and conditions set forth in the Indenture.

SECTION 302.  COUNTERPARTS.

This Supplemental Indenture may be executed and delivered in several counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and shall have the same effect as if an original signature had been delivered in all cases. This Supplemental Indenture may be executed manually or by electronic means; provided that any electronic signature is a true representation of the signer’s actual signature.

SECTION 303.  EFFECT OF HEADINGS.

The Section headings herein are for convenience only and shall not affect the construction hereof.  Unless otherwise expressly specified, references in this Supplemental Indenture to specific Section numbers refer to Sections contained in this Supplemental Indenture, and not the Indenture or any other document.

SECTION 304.  SUCCESSORS AND ASSIGNS.

All covenants and agreements in this Supplemental Indenture shall bind its successors and permitted assigns (if any), whether so expressed or not.

SECTION 305.  SEPARABILITY CLAUSE.

In case any provision in this Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

SECTION 306.  BENEFITS OF SUPPLEMENTAL INDENTURE.

Nothing in this Supplemental Indenture, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Security Registrar, and their successors hereunder, and the Holders of the Securities) any benefit or any legal or equitable right, remedy or claim under this Supplemental Indenture.

SECTION 307.  GOVERNING LAW.

This Supplemental Indenture shall be governed by and construed in accordance with the laws of the State of New York, without regard to principles of conflicts of law.  This Supplemental Indenture shall be subject to the provisions of the Trust Indenture Act that are required or deemed to be a part of this Supplemental Indenture and shall, to the extent applicable, be governed by such provisions.

SECTION 308.  RESPONSIBILITY OF TRUSTEE.

The recitals contained herein shall be taken as the statements of the Company and RCCI and the Trustee assumes no responsibility for the correctness of such recitals.  The Trustee makes no representation as to the validity or sufficiency of this Supplemental Indenture.

SECTION 309.  CONFLICTS WITH THE TRUST INDENTURE ACT.

If any provision of this Supplemental Indenture limits, qualifies or conflicts with any provision of the Trust Indenture Act that is required under the Trust Indenture Act to be part of and govern any provision of this Supplemental Indenture, the provision of the Trust Indenture Act shall control.  If any provision of this Supplemental Indenture modifies or excludes any provision of the Trust Indenture Act that may be so modified or excluded, the provision of the Trust Indenture Act shall be deemed to apply to the Indenture as so modified or to be excluded by this Supplemental Indenture, as the case may be.

[Remainder of the Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed, all as of the date first above written.

ROGERS COMMUNICATIONS INC.,

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

ROGERS COMMUNICATIONS CANADA INC.,

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

By:	[Redacted]
	Name:	[Redacted]
	Title:	[Redacted]

[Signature Page to Supplemental Indenture]

THE BANK OF NEW YORK MELLON, as Trustee

By:	/s/ Andrew Kolesar IV
	Name:	Andrew Kolesar
	Title:	Vice President

[Signature Page to Supplemental Indenture]